Sit Investment Associates
Mutual Funds Newsletter
Winter 2020

Sit Mutual Funds 2019 Year In Review

Dividend Growth Fund: The Fund's selections in both the electronic technology and industrial services sectors aided its strong performance in 2019. Applied Materials, Inc (+90%) and Skyworks Solutions, Inc. (+84%) provided substantial growth in the electronic technology sector, while TC Energy Corporation (+56%) and Jacobs Engineering Group Inc. (+55%) were leaders among industrial services. The fund outperformed the benchmark S&P 500 during the third quarter (+3.62% Class I vs. +1.70%), but slightly trailed over the calendar year (29.10% Class I vs. 31.49%).

Small Cap Dividend Growth Fund: Emphasis on electronic technology, commercial services, and industrial services helped the fund outpace its benchmark for the year, returning +27.11% (Class I) vs. the Russell 2000's +25.53%. Individual holdings KBR, Inc. (+104%), MKS Instruments, Inc. (+72%), and Carlyle Group LP (+117%) were significant contributors to the Fund's return.

Global Dividend Growth Fund: Global Dividend Growth narrowly trailed its index for 2019 (+26.70% Class I vs. +27.67% MSCI World) while posting favorable returns relative to the index in the second and third quarters. In technology services, Microsoft Corporation (+57%) was a driving factor for the Fund's performance, and JP Morgan Chase & Co. (+46%) and Starbucks Corporation (+38%) were top performers as well.

Balanced Fund: Large company stocks provided strong performance in 2019 for the equity portion of the Balanced Fund (+20.69%) with good returns from the electronic technology and consumer non-durables sectors. Holdings in closed end funds and taxable municipal securities provided significant returns for the fixed income portion of the fund.

ESG Growth Fund: Holdings in the consumer services and technology services sectors helped propel the performance of ESG Growth Fund Class I in 2019

with Starbucks Corporation (+38%) and Microsoft Corporation (+57%) being two of the standouts for each respective sector. The Fund outpaced its benchmark, the MSCI World Index, over the second and third quarters combined, but slightly trailed it over the full year with a return of +26.41% versus +27.67%, respectively.

Large Cap Growth Fund: Large cap stocks were strong performers in 2019, with the fund returning +32.81% over the full year. Estee Lauder (+60%) led in the consumer non-durables sector, while Accenture Plc. (+51%) and Adobe Inc. (+46%) helped drive performance within the technology services sector.

Mid Cap Growth Fund: Mid cap stocks turned in a solid performance for the year as well with the Fund returning +30.21%. Solid performance from Carlyle Group Inc. (+117%) in the finance sector, Insulet Corporation (+116%) in the health technology sector, and Applied Materials Inc. (+90%) in electronic technology led each of their respective sectors in performance.

Small Cap Growth Fund: Despite a negative third quarter, small cap stocks finished the year overall with significantly positive returns. The Fund outperformed its benchmark Russell 2000® Growth Index over the calendar year +29.17% versus +28.48%, respectively. Technology services and consumer durables were two sectors with considerable gains for the Fund, and strong selections Paycom Software Inc. (+116%) and YETI Holdings, Inc. (+99%) were highlights for their respective sectors.

International Growth Fund: The Fund posted a +26.17% return for the year, exceeding its benchmark MSCI EAFE Index (+22.01%) by over 4%. Helping the Fund outpace its index were Latin American holding Globant SA (+88%), Asian holding Alibaba Group (+55%), and European holdings adidas AG (+58%) and Schneider Electric SE (+54%).

Developing Markets Growth Fund: The Fund outperformed the MSCI Emerging

Markets Index, its benchmark, +19.77% to +15.43% for the year. Strong-performing individual stocks included TAL Education Group (+81%) and GeoPark, Ltd. (+60%), while an underweight in telecommunication services aided performance as well.

U.S. Government Securities Fund: Income return from the Fund's weighting in high-coupon, seasoned mortgages helped drive a positive return of +3.34% for the year. Treasuries rallied earlier in the year relative to mortgage-backed securities causing the Fund to trail its benchmark, the Bloomberg Barclays Intermediate Government Bond Index, for the year. However, as rates leveled off later in the year, the Fund matched the Index return in the last quarter. The Fund's 30-day SEC Yield was 2.82% at year end.

Quality Income Fund: High levels of income from various sectors aided the Fund's +3.13% return last year. Agency mortgage-backed securities underperformed during the first half of the year as falling interest rates caused prepayments to accelerate. Corporate bond and taxable municipal securities provided strong overall returns for the year. The 30-day SEC Yield was 1.70% at year end.

Tax-Free Income Fund: The Fund's +7.08% return outpaced its benchmark Bloomberg Barclays 5-Year Municipal Index return of +5.45% for the year. Longer duration bonds outperformed shorter duration bonds and lower credit quality bonds tended to outperform higher credit quality bonds in 2019.

Minnesota Tax-Free Income Fund: The Minnesota Tax-Free Income Fund (+6.70%) consistently outperformed its benchmark, the Bloomberg Barclays 5-Year Municipal Bond Index (+5.45%), throughout the year. Strong total returns from revenue bonds in sectors such as industrial development/pollution control, sales tax, and education/student loan assisted the Fund's performance.

Investment Outlook and Strategy Summary

by Roger J. Sit - Chairman and Chief Investment Officer



The U.S. economy enters 2020 on solid footing, aided by precautionary monetary easing, continuing stimulative fiscal policy, a healthy consumer, muted inflation, reduced trade-related risks, and a prospective uptick in global growth. With the Federal Reserve now signaling an extended period of policy restraint, the lagged effect of the cumulative 75-basis point interest rate cut in 2019 will bolster domestic activity well into 2020. Finalization of both the "phase-one" U.S./China trade deal and the U.S./Mexico/Canada Agreement should boost business confidence and spur capital spending. As a result, we now forecast real GDP growth of +2.0% in 2020, with an upward bias as better trade and investment offset a lower fiscal thrust. Possible risks to the outlook include the disparate policies of U.S. presidential candidates in the runup to the 2020 election.

On December 20, President Trump signed into law two bipartisan spending bills totaling $1.4 trillion. Fiscal thrust, albeit moderating, is projected to add about 20 basis points to GDP growth in 2020. Ballooning federal debt, however, may not only limit a fiscal response to the next recession but also exert upward pressure on interest rates as Treasury issuance continues to swell – the current impact of which is being blunted by Federal Reserve purchases.

Business confidence, which had been on a downward trend for the past two years, has risen modestly in recent months, and we expect this trend will persist with better news on the trade and global growth fronts. Capital spending, which expanded only +1.0% year over year in the September quarter, is now expected to rebound +4.7% in 2020 based on recent Duke/CFO Magazine survey results.

The U.S. consumer, buoyed by steady job and wage gains, has remained the key pillar of growth for both the U.S. and global economies. Concurrent easing by central banks worldwide, fiscal stimulus, and diminished U.S./China trade tensions have set the stage for at least a modest upturn in global growth.

Euro Area: With export demand stabilizing and the risk of contagion from a weak manufacturing sector lessening, a resilient services sector and healthy consumer spending will underpin modest GDP growth and keep recession at bay. We project Euro Area real GDP growth will remain above +1.0% for the full year in 2020, with modest sequential improvement as the year proceeds.

The UK: Forward momentum on Brexit will enable companies to plan for the inevitable, possibly unleashing some pent-up business investment. A modest lift in fiscal spending, a pro-growth policy agenda, and potential cuts in interest rates, combined with an expected uptick in global trade, are additional tailwinds for 2020. Yet, a possible lack of progress on critical trade agreements risks denting confidence and economic growth in the second half of the year. We expect real GDP growth to stabilize at about +1.2% in 2020.

Japan: Japan's economy is poised to grow at a modest pace of +0.5% - +1.0% in calendar 2020. Consumer spending is set to soften as the October consumption tax increase dampens activity, but it will take time before the full impact of the hike becomes evident. Tentative signs of stabilization from gauges of manufacturing activity, combined with easing U.S./China trade tensions, should lift corporate confidence and aid growth. Accommodative monetary policy will remain in place, while fiscal spending will take on a larger role after the recent approval of a Y13.2 trillion stimulus package.

China: While China's economic growth may stabilize or accelerate modestly over coming months or quarters, the longer-term trend is still downward in our view. Decreased trade tensions with the U.S. will reduce a drag on China's economy and provide some relief in 2020. Structural adjustments will continue to limit growth prospects in the intermediate term. Monetary and fiscal policy will likely remain accommodative, implying GDP growth of at least +5.9% in 2020. However, upon stabilization in economic momentum, the extent of easing will likely be reduced. Even with anticipated limitations, we view the latest U.S./China deal as a turning point for de-escalation of trade tensions. We think a decline in U.S.-China trade-related uncertainty will positively impact growth for China and the global economy.

India: India's GDP growth moderated to +4.5% in the third calendar quarter of 2019 on sluggish consumption, investment, and exports. However, industrial production, auto demand, and PMI data improved during the quarter. We expect recent stimulus to gradually filter through the economy to support growth, and the Reserve Bank of India will likely continue to lower rates as inflationary pressures moderate. We forecast GDP growth of +5.0% and +5.7% in fiscal years 2020 and 2021, respectively, driven by better consumption and investment.

South Korea: We expect the U.S.-China trade deal and South Korea's stimulus measures to help drive the country's economic growth to +2.2% in 2020 from +1.9% in 2019.

Brazil: Although the pace of Brazil's growth remains sluggish, we believe the worst is over for the economy. Brazil's central bank cut its Selic-rate by 50 basis points to 4.5% during the quarter, and we forecast further rate cuts of 50 basis points in 2020. We forecast GDP growth at +1.0% in 2019 and +2.0% in 2020, paced by improving domestic demand and investment.

Mexico: Despite interest rate cuts, Mexico's economy is barely growing. Even with the passage of USMCA, economic growth remains dismal with weak domestic demand and investment. We have lowered our GDP growth forecast for 2019 to 0% from +0.5% and project growth of +1.0% in 2020.

Fixed Income

Taxable Bonds: The Federal Reserve cut the fed funds rate by a cumulative 75 basis points in 2019. While the U.S. Treasury yield curve spent most of 2019 inverted from 2-year to 5-year maturities, the interest rate cuts, along with an asset purchase program in T-bills, helped the yield curve to steepen again in the latter part of the year. The Fed's measures led to robust bond returns in 2019. However, we believe bond returns will moderate to more sustainable levels in 2020.

Persistent pressures in the repo markets may require ongoing accommodative monetary policies. As a result, we expect a steeper yield curve for 2020, with the short-end declining as the Fed continues to buy T-bills, and mounting inflation risks cause yields on longer-maturity bonds to increase. Geopolitical risks and a presidential election should provide attractive trading opportunities.

We have positioned portfolios for a steeper yield curve environment. The disruption in the repo market and the Fed's purchases of T-bills should anchor the front end of the yield curve, with a downward bias on short-term rates. The continuation of healthy U.S. economic activity should increase inflation and put upward pressure on the long end. We continue to favor higher-quality credits where appropriate for 2020.

Municipal Bonds: The tax-exempt yield curve steepened in the fourth quarter of 2019. Shorter yields out to 6 years decreased by approximately 10 – 20 basis points during the quarter. For the year, high-grade, tax-exempt yields fell approximately 70 – 100 basis points, and the slope of the tax-exempt yield curve flattened to 105 basis points between 2 – 30 year yields. Tax-exempt yields decreased as a percentage of comparable maturity Treasuries, leading to richer yield ratios across the yield curve for both the quarter and the year.

Duration was the most significant factor driving performance for both the quarter and the year. Intermediate bonds in the 3 – 7 year range were the strongest performing part of the curve in the quarter. For the year, longer bonds outperformed shorter bonds consistently across the tax-exempt yield curve. Credit was also a meaningful driver of performance, as lower-quality bonds tended to outperform higher-quality bonds.

Total issuance surged by $143 billion in the fourth quarter to $422 billion in 2019. A significant driver behind this increase in issuance was greater use of taxable refunding bonds. The low absolute level of interest rates and inability to use tax-exempt financing to pre-refund tax-exempt bonds, a result of tax code changes in the Tax Cuts and Jobs Act, drove issues to the taxable bond market. The use of taxable refunding bonds also led to a marked increase in refunding volume to 25.3% of total issuance.

Based on tax-exempt supply and demand, we don't expect a significant increase in tax-exempt issuance in 2020, as enabling legislation is unlikely in an election year. While demand for tax-exempts is likely to remain strong, short-term rates are likely to be constrained by the Fed, and long-term rates may increase.

The continued strong demand for tax-exempt bonds likely limits tax-exempt rate increases. To the extent the U.S. Treasury yield curve steepens, the tax-exempt yield curve is not likely to steepen as much. Our tax-exempt strategy continues to emphasize income, and we continue to invest in a combination of bonds with short call features and longer duration bonds with attractive relative yields.

Equities

After a turbulent end to 2018, the S&P 500® Index ended 2019 with its second strongest gain in two decades. The negative influences that sparked the late-2018 stock market correction – rising interest rates and trade tensions – reversed course to become positive catalysts in 2019. With most equity indexes hovering near all-time highs, fundamentals are broadly positive and point to further gains in 2020. Positive equity market fundamentals are supported by easy monetary policy and signnals an uptick in corporate earnings growth is underway.

We expect pro-growth/cyclical areas to continue to outperform the market as recession fears continue to recede. Capital goods and technology stocks especially stand to benefit based on attractive valuations and the potential for an earnings inflection. Within technology, we expect investor enthusiasm for a 5G wireless spending cycle to boost select semiconductor companies, as well as firms leveraged to increasingly complex wireless ecosystems. Central banks' efforts to fend off deflation risks should also continue to steepen yield curves, lifting the financial sector. Healthcare remains the most attractive defensive sector of the market. Finally, we suspect defensive "bond proxy" areas of the market, including REITs and utilities, may underperform in the near term due to high valuations against an improving growth backdrop in other areas of the market.

As increased equity valuations make the market more vulnerable to risks and potentially increase volatility, we continue to emphasize the importance of diversification within our strategies. Dividend-paying growth stocks are particularly appealing in the current backdrop, as they can provide a source of relative stability and capital appreciation potential as the market cycle progresses.

In global portfolios, we continue to overweight Chinese equities and emphasize "new economy" opportunities such as e-commerce, healthcare, and information technology, where growth is solid, and structural issues present less risk. We are underweight traditional cyclical sectors such as energy, autos, industrials, and financials, which are facing competitive challenges and economic changes.

We remain broadly constructive on Indian and South Korean equities. India's recent stimulative actions should support economic growth. Our investments in India are concentrated in the more economically-sensitive areas of consumer, financials, energy, information services and industrials. In South Korea, the economy should benefit from the U.S./China trade deal and government stimulus for healthcare, welfare and employment. South Korean industries with a high level of exports, such as computer chips, electrical machinery, smartphones, automobiles, optical medical products and steel, should benefit disproportionately from the recent U.S./China trade deal. Accordingly, our preferred South Korean holdings are in technology, financial, pharmaceutical, and materials companies.

We continue to underweight Europe in global portfolios. Within the region, we prefer the Euro Area, as Brexit-related uncertainty will continue to be a headwind for the U.K. We prefer the technology services sector. Within the consumer space, we prefer discretionary stocks at the expense of more defensive-oriented companies.

We remain underweight Japan due to continued concern about the country's structural challenges. Across all holdings, we continue to prefer high-quality companies with sound financials and attractive business fundamentals.

We remain underweight the markets of Brazil and Mexico, due to their dismal economic growth outlook. After a deep recession, Brazil's consumer spending and fixed asset investment are slowly picking up. Our investments in Brazil are concentrated in the sectors of consumer and financials. In Mexico, one bright spot in the economy is consumer staples, which should benefit from their defensive orientation and the recent hike in the minimum wage.

The SECURE Act: Comprehensive changes in IRA rules

Steve Benjamin, CEBS, CRPC

For a number of years, Congress tried but failed to pass major retirement plan legislation. It finally succeeded on December 20, 2019, when President Trump signed into law the Setting Up Every Community for Retirement Enhancement (SECURE) Act, which was part of a larger bill. The SECURE Act is the most comprehensive IRA and retirement plan legislation to pass in almost fifteen years.

The SECURE Act's primary goals are to expand retirement savings, simplify retirement plan administration and safeguard retirement income. Among other things, the amount of a tax credit for starting a company retirement plan increased significantly and the annual deadline for establishing one was extended. In addition, long-tenured part-time employees who have been excluded from joining their company retirement plan will now be able to do so.

But perhaps some of the most visible SECURE Act changes revolve around IRAs:

72 is the New 70½

To encourage saving for retirement, the government lets you postpone paying taxes on the earnings in your IRA. But they won't let your IRA grow indefinitely because once you reach age 70½, you must start withdrawing a small percentage of your IRA each year. These are called Required Minimum Distributions (RMDs) and are taxed as ordinary income.

Beginning in 2020, however, RMDs are not required until age 72. In short, this allows anyone who was born on or after July 1, 1949 to postpone taking annual RMDs so their IRA can grow a couple of more years. Unfortunately, for those who turned 70½ on or before December 31, 2019, the RMD rules remain the same.

Inheriting an IRA from a Nonspouse

In the past, if you inherited an IRA from someone other than your spouse, you were generally obligated to take minimum distributions annually over your IRS-determined life expectancy (but could always withdraw more). For example, at age 33, your first year minimum distribution would be 2% of the IRA's balance and then gradually increase each year. By only taking the minimum amount, your Beneficiary IRA could last for many years.

If, however, you inherit an IRA from a nonspouse in 2020 or later, the SECURE Act requires that you liquidate it entirely within 10 years (certain exceptions apply). The rules remain unchanged for those who inherited an IRA on or before December 31, 2019.

IRA Contributions at Any Age

For decades, individuals age 70½ and over were prohibited from making contributions to a Traditional IRA. Beginning with the 2020 tax year, the SECURE Act removes this age restriction so Traditional IRA contributions can now be made at any age (provided one has earned income).

Penalty Tax Waiver for Births and Adoptions

Need extra cash due to the birth or adoption of a child? In the past, if you tapped your IRA, you would owe taxes and a 10% penalty tax. But because of the SECURE Act, up to $5,000 (in aggregate across all retirement accounts) can be redeemed penalty-free if the funds are disbursed within one year after the birth or adoption. If desired, the funds can be repaid to the IRA.

SMART Resolutions

Did you make any New Year's resolutions? It's not too late to take a few moments to think about what you'd like to achieve financially in 2020.

Whether you want to save more in your IRA, spend less eating out or finally start that rainy day fund, you may increase the likelihood of obtaining your goals if they are "SMART":

Specific
What do you want to do?
Make your goal specific, not general, so you can see what you're accomplishing.

Measurable
How will you know when you've reached it?
Make sure you're able to measure your progress along the way.

Attainable
Is it in your power to accomplish it?
Work towards a goal that is challenging but not impossible.

Realistic
Can you realistically achieve it?
Be honest with yourself for what you think is actually possible.

Time frame
When exactly do you want to accomplish it?
Give yourself a final deadline.

2020 Investment Seminars

Join us for breakfast or lunch at our 2020 investment seminars. Breakfast sessions begin at 7:30 a.m. at the Edina Country Club located at 5100 Wooddale Avenue, Edina, MN. Lunch sessions begin at noon in the third floor conference room of the IDS Tower at 80 South 8th Street in downtown Minneapolis. These popular seminars are free, but reservations are required. Call Steve Benjamin at 612-359-2554 or send an email to spb@sitinvest.com to reserve your spot.

For details of the 2020 investment seminars, please visit the seminar webpage at http://www.sitfunds.com/2020-investment-seminar-schedule/

March 31, 2020	*Money Beliefs and Financial Behaviors*
April 28, 2020	*Understanding the Longevity Revolution*

March 1, 2020

When the Coronavirus was initially identified in China in early 2020, financial market volatility increased due to the uncertainty of the potential negative impact to the world economy. Despite increased volatility, the markets believed that the negative impact from the Coronavirus, as occurred in 2003 with the SARS virus, could be contained with a limited negative impact to the economy and, in turn, corporate health and earnings. The S&P 500® reached an all-time high of 3386 on February 19, 2020. Since then the S&P 500® has plummeted from 3386 to 2954 or more than 12.5% (as of February 28, 2020) and treasury yields are at their lows. The markets are now realizing that the Coronavirus is exponentially worse compared to the SARS virus. The number of reported cases as of March 1, 2020 is greater than 87,500 and deaths are approaching 3,000 worldwide.

With the extreme equity market and yield declines over the last couple of weeks, we think that markets are anticipating an even uglier scenario – a global recession. We do not think we are going into a recession -- just an economic slowdown that should reaccelerate once the Coronavirus is contained. Therefore, we think the markets are unjustifiably oversold and anticipating too much negative news. As investors, this is providing us opportunities to purchase and upgrade our portfolio holdings. We think the markets should recover once there is a belief that the number of new Coronavirus cases has plateaued and that there is "light at the end of the tunnel" that the virus is contained. Global central banks, including the U.S. Federal Reserve, will continue to reduce short-term rates from already low levels. In addition, we expect fiscal stimulus measures (especially in China and Europe) will be increasingly likely as economic conditions deteriorate. While these actions will take time to influence economic activity, their cumulative impact should boost investor confidence in an eventual recovery.

As predicting the exact timing of the reversal is extremely difficult, we think that investors should maintain a diversified portfolio of stocks and bonds. As terrible as the Coronavirus is, we think this is a short-term issue and no time to panic. We continue to invest in high-quality real companies and securities. These companies possess the following characteristics: sales and earnings growth, efficiently managed with operating margin leverage, strong free cashflow generation, healthy balance sheets, dominant market share positions, and proactive managements. Our preferred sectors include technology, health technology, health services, communications, capital goods and utilities. These sectors provide a diversified portfolio and a mixture of more traditional growth areas and cyclical growth areas.

With the equity markets worldwide in correction territory and bond yields at record lows, we are hopeful that we will not experience a global or U.S. recession. We do think that the Coronavirus will reduce global GDP materially. The SARS virus negatively impacted global GDP by roughly 0.3% for the full year in 2003. With China's importance to the global economy today, our base case estimate currently is for roughly a 1.0-1.2% negative impact to the full year global economy.

UPDATE: WINTER 2020 SIT MUTUAL FUNDS NEWSLETTER

   At the end of 2019 and prior to the Coronavirus outbreak, we were comfortable that global and U.S. economic growth in the 2.0-2.5% range was attainable. ([Please see our Winter 2020 Sit Mutual Fund Newsletter](.).) Positive tailwinds included the signing of the U.S.-China Phase I trade deal, resolution of Brexit, pro-growth U.S. presidential tax reform, and accommodative global monetary policies. We thought that these tailwinds could more than offset the headwinds of residual impacts from the U.S.-China trade tariffs, Hong Kong protests, 2020 U.S. presidential election, Iranian conflict, and Boeing 737 Max manufacturing stoppage. The Coronavirus' negative impact is now overwhelming all other factors, and there are major concerns that this will lead to a global recession.

Sit Dividend Growth Fund

As of December 31, 2019

FUND PERFORMANCE (%)

	3 Month	Annualized Returns 1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield[1]
Class I Shares	**7.75**	**29.10**	**13.19**	**10.05**	**12.22**	**9.91**	**1.67**
S&P 500® Index	9.07	31.49	15.27	11.70	13.56	9.11	
Class S Shares	**7.72**	**28.84**	**12.92**	**9.78**	**11.94**	**9.31**	**1.41**
S&P 500 Index	9.07	31.49	15.27	11.70	13.56	9.14	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

TOP TEN HOLDINGS

Company Name	% of Net Assets
Microsoft Corp.	4.8
Apple, Inc.	4.0
Verizon Communications, Inc.	2.7
Johnson & Johnson	2.5
Broadcom, Inc.	2.2
JPMorgan Chase & Co.	2.1
Home Depot, Inc.	2.0
UnitedHealth Group, Inc.	2.0
PepsiCo, Inc.	1.9
Applied Materials, Inc.	1.8
Total	25.9

PORTFOLIO SECTOR ALLOCATION (%)

Finance	15.2
Health Technology	13.7
Electronic Technology	12.4
Producer Manufacturing	8.4
Technology Services	8.3
Consumer Non-Durables	7.0
Energy Minerals	5.1
Retail Trade	5.1
Sectors Less Than 5.0%	23.5
Cash and Other Net Assets	1.3

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$219.1
S Share Assets (Millions):	$38.2
Number of Holdings:	81
Wtd. Avg. Market Cap (Billions):	$230.2
Median Market Cap (Billions):	$71.9
Turnover Rate:	0.0 %

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the S&P 500® Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE

Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 29 years

Kent L. Johnson, CFA, 30 years

FUND DETAILS

	Class I	Class S
Ticker:	SDVGX	SDVSX
CUSIP:	82980D-70-7	82980D-80-6
Inception Date:	12/31/03	3/31/06
Expense Ratio:	0.70%	0.95%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Dividend Growth Fund is found on page 19.

Sit Small Cap Dividend Growth Fund

As of December 31, 2019

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the Russell 2000® Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying, growth-oriented common stocks that it believes exhibit the potential for growth and growing dividend payments. The Adviser invests in companies with maximum capitalizations, at the time of purchase, of $3 billion or the market capitalization of the largest company included in the Russell 2000® Index measured at the end of the previous 12 months. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE

Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 29 years
Kent L. Johnson, CFA, 30 years
Robert W. Sit, CFA, 28 years
Michael T. Manns, 32 years

FUND DETAILS

	Class I	Class S
Ticker:	SSCDX	SDFSX
CUSIP:	82980D-86-3	82980D-85-5
Inception Date:	3/31/15	3/31/15
Expense Ratio:	1.00%	1.25%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns 1 Year	3 Year	Since Inception	30-Day SEC Yield(1)
Class I Shares	**6.54**	**27.11**	**6.22**	**6.53**	**1.36**
Class S Shares	**6.41**	**26.70**	**5.93**	**6.25**	**1.12**
Russell 2000® Index	9.94	25.53	8.59	7.71	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
MKS Instruments, Inc.	3.1	Nexstar Media Group, Inc.	2.0
Monolithic Power Systems, Inc.	2.8	Booz Allen Hamilton Holding Corp.	2.0
Cabot Microelectronics Corp.	2.4	Encompass Health Corp.	2.0
Strategic Education, Inc.	2.2	KBR, Inc.	2.0
Carlyle Group LP	2.1	Scotts Miracle-Gro Co.	2.0
		Total	22.6

PORTFOLIO SECTOR ALLOCATION (%)

Finance	26.4
Producer Manufacturing	11.4
Consumer Services	10.8
Electronic Technology	9.1
Commercial Services	7.1
Process Industries	4.9
Utilities	3.9
Health Technology	3.8
Sectors Less Than 3.8%	20.4
Cash and Other Net Assets	2.2

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$12.1
S Share Assets (Millions):	$4.3
Number of Holdings:	81
Wtd. Avg. Market Cap (Billions):	$4.7
Median Market Cap (Billions):	$4.0
Turnover Rate:	0.0 %

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Fund invests in small-cap stocks, which involve additional risks such as limited liquidity & greater volatility. **Russell 2000® Index** is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Small Cap Dividend Growth Fund is found on page 19.

Sit Global Dividend Growth Fund

As of December 31, 2019

FUND PERFORMANCE (%)

		Annualized Returns					
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield[1]
Class I Shares	**6.98**	**26.70**	**11.09**	**7.35**	**8.35**	**8.98**	**1.26**
Class S Shares	**6.92**	**26.41**	**10.82**	**7.08**	**8.07**	**8.70**	**1.02**
MSCI World Index	8.56	27.67	12.57	8.74	9.47	8.53	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

PORTFOLIO SECTOR ALLOCATION (%)

Finance	17.4
Technology Services	11.6
Health Technology	10.7
Producer Manufacturing	10.6
Consumer Non-Durables	10.0
Electronic Technology	9.2
Consumer Services	6.0
Process Industries	4.2
Sectors Less Than 4.0%	17.3
Cash and Other Net Assets	3.0

PORTFOLIO COUNTRY ALLOCATION (%)

United States	58.0
United Kingdom	11.4
Switzerland	7.5
Germany	5.3
Ireland	3.2
Spain	2.6
Japan	2.5
Australia	2.3
4 Countries Less Than 2.3%	4.2
Cash and Other Assets	3.0

TOP TEN HOLDINGS

Company Name	% of Net Assets
Microsoft Corp.	5.2
Apple, Inc.	3.2
JPMorgan Chase & Co.	2.8
Johnson & Johnson	2.7
Starbucks Corp.	2.4
Allianz SE, ADR	2.3
Nestle SA	2.2
PepsiCo, Inc.	2.1
Verizon Communications, Inc.	2.1
Accenture, PLC	2.1
Total	16.3

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$33.3
S Share Assets (Millions):	$3.5
Number of Holdings:	65
Wtd. Avg. Market Cap (Billions):	$218.8
Median Market Cap (Billions):	$65.4
Turnover Rate:	0.0 %

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the MSCI World Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks issued by U.S. and foreign companies. The Fund will invest significantly (at least 40% of its net assets) in companies outside the U.S. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE

Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 29 years
Kent L. Johnson, CFA, 30 years
Raymond E. Sit, 27 years

FUND DETAILS

	Class I	Class S
Ticker:	GDGIX	GDGSX
CUSIP:	82980D-88-9	82980D-87-1
Inception Date:	9/30/08	9/30/08
Expense Ratio:	1.00%	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI World Index** is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of 23 Developed Markets countries. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. **Beta** is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta below 1 is less volatile.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Global Dividend Growth Fund is found on page 19.

Sit Balanced Fund

As of December 31, 2019

INVESTMENT OBJECTIVE

Long-term capital growth consistent with preservation of principal and seeks to provide shareholders with regular income.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing in a diversified portfolio of stocks and bonds. In seeking to achieve the Fund's long-term capital growth objective, the Fund invests in common stocks of growth companies. To provide shareholders with regular income, the Fund invests in fixed-income securities and/or common stocks selected primarily for their dividend payment potential.

EQUITY INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

FIXED-INCOME INVESTMENT STYLE



Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 29 years
Bryce A. Doty, CFA, 29 years
Ronald D. Sit, CFA, 35 years

FUND DETAILS

Ticker:	SIBAX
CUSIP:	82980D-20-2
Inception Date:	12/31/93
Expense Ratio:	1.00%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Balanced	**5.74**	**20.69**	**11.39**	**8.13**	**9.00**	**7.24**
S&P 500® Index	9.07	31.49	15.27	11.70	13.56	9.85
Bloomberg Barclays Aggregate Bond Index	0.18	8.72	4.03	3.05	3.75	5.22

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP HOLDINGS

Stocks

Company Name	% of Net Assets
Apple, Inc.	3.2
Microsoft Corp.	3.0
Visa, Inc.	2.7
Alphabet, Inc.	2.4
Amazon.com, Inc.	2.0

Bonds

Company Name	% of Net Assets
U.S. Treasury Strip, 2.34%, 8/15/47	1.0
Archer-Daniels-Midland, 6.75%, 12/15/27	0.5
Delta Air Lines, 3.88%, 7/30/27	0.5
Air Canada, 3.60%. 3/15/27	0.4
JP Morgan Trust, 3.00%, 10/25/49	0.4

PORTFOLIO ALLOCATION (%)

Stocks	59.2
Bonds	31.7
Cash and Other Net Assets	9.1

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$38.3
Number of Holdings:	225

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. The **Bloomberg Barclays Aggregate Bond Index** is an unmanaged market value-weighted index which measures the performance of investment-grade debt securities with maturities of at least one year. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indices are rebalanced monthly by market capitalization. It is not possible to invest directly in an index.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Balanced Fund is found on page 19.

Sit ESG Growth Fund

As of December 31, 2019

FUND PERFORMANCE (%)

	3 Month	Annualized Returns		
		1 Year	3 Year	Since Inception
Class I Shares	**8.51**	**26.41**	**13.15**	**11.79**
Class S Shares	**8.42**	**26.06**	**12.86**	**11.50**
MSCI World Index	8.56	27.67	12.57	12.77

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Microsoft Corp.	4.6	Alphabet, Inc. - Class A	2.5
Allianz SE, ADR	3.5	Iberdrola SA, ADR	2.5
Apple, Inc.	3.4	Visa, Inc.	2.4
Ingersoll-Rand, PLC	2.7	Home Depot, Inc.	2.4
Novartis AG, ADR	2.5	Verizon Communications, Inc.	2.3
		Total	28.9

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	16.5
Health Technology	14.0
Finance	12.8
Consumer Non-Durables	11.3
Producer Manufacturing	7.9
Electronic Technology	7.4
Consumer Services	6.2
Retail Trade	3.6
Sectors Less Than 3.5%	17.3
Cash and Other Net Assets	3.0

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$3.7
Number of Holdings:	53
Wtd. Avg. Market Cap (Billions):	$234.0
Median Market Cap (Billions):	$81.4
Turnover Rate:	0.0 %

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in companies that the Adviser believes have strong environmental, social and corporate governance (ESG) practices at the time of purchase. Environmental factors may include, for example, environmental footprint, pollution impact and resource management. Social factors may include, for example, human capital concerns, product safety, workplace diversity and employee welfare. Governance factors may include, for example, corporate governance concerns, business ethics, sustainability policy and public policy concerns. The Fund invests in the common stock of U.S and foreign companies. The Fund invests primarily in companies of large to medium capitalizations (companies with market capitalization in excess of $2 billion).

INVESTMENT STYLE

Cap Size	Style		
	Value	Blend	Growth
Large			■
Mid			
Small			

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
Roger J. Sit, 29 years
David A. Brown, 24 years
Kent L. Johnson, CFA, 30 years
Michael T. Manns, 32 years

FUND DETAILS

	Class I	Class S
Ticker:	IESGX	SESGX
CUSIP:	82980D-84-8	82980D-83-0
Inception Date:	6/30/16	6/30/16
Expense Ratio:	1.00%	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI World Index** is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of 23 Developed Markets countries. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit ESG Growth Fund is found on page 19.

Sit Large Cap Growth Fund

As of December 31, 2019

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $5 billion or more. The Adviser invests in domestic growth-oriented companies it believes exhibit the potential for superior growth. The Fund focuses on stocks issued by companies with long records of earnings and revenue growth.

INVESTMENT STYLE

Style

Cap Size	Value	Blend	Growth
Large			■
Mid			
Small			

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
  Roger J. Sit, 29 years
  Ronald D. Sit, CFA, 35 years

FUND DETAILS

Ticker:	SNIGX
CUSIP:	829797-10-9
Inception Date:	9/2/82
Expense Ratio:	1.00%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Large Cap Growth	**10.17**	**32.81**	**18.05**	**12.39**	**12.44**	**10.38**
Russell 1000® Growth Index	10.62	36.39	20.49	14.63	15.22	11.62

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Apple, Inc.	8.8	Facebook, Inc.	3.2
Microsoft Corp.	8.0	UnitedHealth Group, Inc.	3.1
Alphabet, Inc.	6.0	salesforce.com, Inc.	2.5
Amazon.com, Inc.	4.7	Adobe, Inc.	2.4
Visa, Inc.	4.2	Broadcom, Inc.	2.0
		Total	44.8

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	30.4
Electronic Technology	15.6
Retail Trade	7.9
Consumer Services	7.6
Health Technology	7.5
Producer Manufacturing	6.6
Consumer Non-Durables	5.6
Finance	4.7
Sectors Less Than 4.5%	13.2
Cash and Other Net Assets	0.9

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$122.7
Number of Holdings:	62
Wtd. Avg. Market Cap (Billions):	390.2
Median Market Cap (Billions):	118.4
Turnover Rate:	0.0 %

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 1000® Growth Index** is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. The Russell 1000® Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S. companies by market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Large Cap Growth Fund is found on page 19.

Sit Mid Cap Growth Fund

As of December 31, 2019

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Mid Cap Growth	**8.02**	**30.21**	**12.85**	**7.70**	**11.16**	**11.44**
Russell Midcap® Growth Index	8.17	35.47	17.36	11.60	14.24	n/a

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. A portion of the Fund's management fees were waived through 12/31/2010. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
TJX Cos., Inc.	2.8	Waste Connections, Inc.	2.1
Euronet Worldwide, Inc.	2.7	Booz Allen Hamilton Holding Corp.	2.0
Ingersoll-Rand, PLC	2.5	Thermo Fisher Scientific, Inc.	2.0
DexCom, Inc.	2.2	ANSYS, Inc.	2.0
Arista Networks, Inc.	2.1	Autodesk, Inc.	1.9
		Total	22.2

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	19.6
Electronic Technology	13.7
Health Technology	11.5
Finance	9.8
Producer Manufacturing	9.0
Consumer Services	7.8
Retail Trade	4.2
Commercial Services	4.0
Sectors Less Than 4.0%	18.6
Cash and Other Net Assets	1.8

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$171.2
Number of Holdings:	80
Wtd. Avg. Market Cap (Billions):	$23.0
Median Market Cap (Billions):	$10.3
Turnover Rate:	0.0 %

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $2 billion to $15 billion. The Adviser invests in domestic growth-oriented medium to small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

INVESTMENT STYLE

Style

Cap Size	Value	Blend	Growth
Large			
Mid			■
Small			

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
  Roger J. Sit, 29 years
  Kent L. Johnson, CFA, 30 years
  Robert W. Sit, CFA, 28 years

FUND DETAILS

Ticker:	NBNGX
CUSIP:	829796-10-1
Inception Date:	9/2/82
Expense Ratio:	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell Midcap® Growth Index** is an unmanaged index that measures the performance of those Russell Mid Cap® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell Mid Cap® Index is an unmanaged index that measures the performance of approximately 800 of the smallest companies in the Russell 1000® Index. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Mid Cap Growth Fund is found on page 19.

Sit Small Cap Growth Fund

As of December 31, 2019

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies with capitalizations of up to $3 billion, or up to the market capitalization of the largest company included in the Russell 2000 Index measured at the end of the previous 12 months. The Adviser invests in domestic growth-oriented small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 29 years
Kent L. Johnson, CFA, 30 years
Robert W. Sit, CFA, 28 years

FUND DETAILS

Ticker:	SSMGX
CUSIP:	82980D-30-1
Inception Date:	7/1/94
Expense Ratio:	1.50%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Small Cap Growth	**8.04**	**29.17**	**10.10**	**6.11**	**10.40**	**10.00**
Russell 2000® Growth Index	11.39	28.48	12.49	9.34	13.01	8.30

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Euronet Worldwide, Inc.	2.6	YETI Holdings, Inc.	1.9
Waste Connections, Inc.	2.1	Monolithic Power Systems, Inc.	1.8
Globant SA	2.0	Nexstar Media Group, Inc.	1.8
Paycom Software, Inc.	2.0	Scotts Miracle-Gro Co.	1.8
Booz Allen Hamilton Holding Corp.	1.9	ASGN, Inc.	1.8
		Total	19.5

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	18.3
Health Technology	12.3
Producer Manufacturing	9.8
Consumer Services	9.6
Electronic Technology	9.1
Industrial Services	6.3
Commercial Services	6.2
Consumer Durables	6.0
Sectors Less Than 5.0%	19.9
Cash and Other Net Assets	2.5

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$100.7
Number of Holdings:	85
Wtd. Avg. Market Cap (Billions):	$7.9
Median Market Cap (Billions):	$5.4
Turnover Rate:	0.0 %

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 2000® Growth Index** is an unmanaged index that measures the performance of those Russell 2000® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell 2000® Index is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Small Cap Growth Fund is found on the last page of this publication.

Sit International Growth Fund

As of December 31, 2019

FUND PERFORMANCE (%)

| | 3 Month | Annualized Returns | | | | |
		1 Year	3 Year	5 Year	10 Year	Since Inception
International Growth	**8.33**	**26.17**	**9.42**	**5.10**	**4.89**	**4.10**
MSCI EAFE Index	8.17	22.01	9.56	5.67	5.50	5.41

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

PORTFOLIO SECTOR ALLOCATION (%)

Finance	17.1
Technology Services	12.0
Health Technology	11.8
Consumer Non-Durables	11.5
Producer Manufacturing	11.0
Electronic Technology	8.8
Consumer Durables	3.5
Energy Minerals	3.4
Sectors Less Than 3.0%	19.5
Cash and Other Net Assets	1.4

PORTFOLIO COUNTRY ALLOCATION (%)

United Kingdom	17.6
Switzerland	14.7
China/Hong Kong	10.3
Japan	9.1
France	8.0
Germany	6.5
Canada	4.7
Australia	4.5
9 Countries Less Than 4.5%	23.2
Cash and Other Assets	1.4

TOP TEN HOLDINGS

Company Name	% of Net Assets
Nestle SA	2.9
Allianz SE	2.3
adidas AG	2.2
London Stock Exchange Group, PLC	2.2
Schneider Electric SE	2.1
ASML Holding NV	2.1
Alibaba Group Holding, Ltd., ADR	2.0
Euronet Worldwide, Inc.	2.0
Safran SA	2.0
Iberdrola SA	1.9
Total	21.8

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$24.3
Number of Holdings:	72
Wtd. Avg. Market Cap (Billions):	$83.1
Median Market Cap (Billions):	$35.6
Turnover Rate:	0.0 %

INVESTMENT OBJECTIVE

Long-term growth.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 90% of its net assets in common stocks of companies domiciled outside the United States. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that it believes have earnings growth prospects that are greater than the average. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE

| Cap Size | Style | | |
	Value	Blend	Growth
Large			■
Mid			
Small			

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
Roger J. Sit, 29 years

FUND DETAILS

Ticker:	SNGRX
CUSIP:	82980D-10-3
Inception Date:	11/1/91
Expense Ratio:	1.50%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI EAFE Index** (Europe Australasia, Far East) is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of developed markets, excluding the U.S. and Canada. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit International Growth Fund is found on page 19.

Sit Developing Markets Growth Fund

As of December 31, 2019

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies domiciled in a developing market. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that appear to have strong earnings growth prospects. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE

Style

Cap Size	Value	Blend	Growth
Large		■	
Mid			
Small			

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
  Roger J. Sit, 29 years
  Raymond E. Sit, 27 years

FUND DETAILS

Ticker:	SDMGX
CUSIP:	82980D-40-0
Inception Date:	7/1/94
Expense Ratio:	1.40%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Developing Markets Growth	**11.99**	**19.77**	**13.51**	**4.97**	**2.06**	**4.23**
MSCI Emerging Markets Index	11.35	15.43	8.93	3.11	1.20	3.36

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

PORTFOLIO SECTOR ALLOCATION (%)

Finance	21.7
Electronic Technology	16.7
Technology Services	10.8
Retail Trade	10.0
Consumer Services	7.0
Health Technology	5.1
Consumer Non-Durables	4.9
Energy Minerals	4.6
Sectors Less Than 4.0%	14.9
Cash and Other Net Assets	4.3

PORTFOLIO COUNTRY ALLOCATION (%)

China/Hong Kong	39.0
South Korea	10.3
South Africa	6.8
India	6.7
Taiwan	6.5
Chile	3.9
Singapore	3.5
Brazil	3.3
8 Countries Less Than 3.3%	15.7
Cash and Other Assets	4.3

TOP TEN HOLDINGS

Company Name	% of Net Assets
Alibaba Group Holding, Ltd., ADR	5.6
Samsung Electronics Co., Ltd.	5.5
Tencent Holdings, Ltd.	5.1
TAL Education Group, ADR	4.1
Taiwan Semiconductor Co.	3.8
iShares MSCI India ETF	3.6
HDFC Bank, Ltd., ADR	3.1
NICE Systems, Ltd., ADR	3.1
Geopark, Ltd.	2.9
Bid Corp., Ltd.	2.9
Total	39.8

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$10.8
Number of Holdings:	48
Wtd. Avg. Market Cap (Billions):	$118.9
Median Market Cap (Billions):	$20.3
Turnover Rate:	0.0 %

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI Emerging Markets Index** (Europe Australasia, Far East) is an unmanaged, free float-adjusted market capitalization index that measures the equity market performance of emerging markets. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Developing Markets Growth Fund is found on page 19.

Sit U.S. Government Securities Fund

As of December 31, 2019

FUND PERFORMANCE (%)

		Annualized Returns					
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield[1]
Class S Shares	**0.00**	**3.34**	**2.14**	**1.71**	**1.89**	**5.14**	**2.82**
Bloomberg Barclays Intermediate Government Index	0.01	5.20	2.57	1.99	2.38	5.34	
Class Y Shares	—	—	—	—	—	—	—
Bloomberg Barclays Intermediate Government Index	—	—	—	—	—	—	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total returns and yield figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

PORTFOLIO SECTOR ALLOCATION (%)

CMO	58.6
FNMA Pass-Through	16.0
GNMA Pass-Through	12.0
FHLMC Pass-Through	6.5
Asset-Backed	1.9
SBA Pass-Through	0.9
U.S. Treasury/Federal Agy.	0.2
Cash & Other Net Assets	3.9

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$399.5
Average Maturity:	18.0 Years
Effective Duration:	2.4 Years

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing exclusively in U.S. government securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. In selecting securities for the Fund, the Adviser seeks securities providing high current income relative to yields currently available in the market. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's prepayment risk, yield, maturity, and liquidity.

INVESTMENT STYLE

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
 Bryce A. Doty, CFA, 29 years
 Mark H. Book, CFA, 33 years

FUND DETAILS

Ticker:	SNGVX	SNGYX
CUSIP:	829800-10-1	82980B-10-7
Inception Date:	6/2/87	1/1/20
Expense Ratio:	0.80%	0.55%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays Intermediate Government Index** is a sub-index of the Bloomberg Barclays Government Bond Index covering issues with remaining maturities of between three and five years. The Bloomberg Barclays Government Bond Index is an Index that measures the performance of all public U.S. government obligations with remaining maturities of one year or more. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rate rise 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment grade. There are multiple accepted methodologies utilized across the industry to calculate duration estimates. The duration reported herein are the Effective Duration estimates calculated by the Adviser, which are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund utilizing empirical historical pricing, estimated average life yield, estimated average life price, and estimated average life date as opposed to maturity, which the Adviser believes is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investments in debt securities typically decrease in value when interest rates rise. The risk is usually greater for long-term debt securities. Effective Durations reported herein are calculated by the Adviser and may differ from duration estimates reported in other materials that are based on different methods of calculating duration utilizing different assumptions. Mortgage-backed securities involve risk of loss due to prepayments and defaults.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit U.S. Government Securities Fund is found on the back page of this publication.

Sit Quality Income Fund

As of December 31, 2019

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing under normal market conditions at least 80% of its assets in debt securities issued by the U.S. government and its agencies, debt securities issued by corporations, mortgage and other asset-backed securities.

The Fund invests at least 50% of its assets in U.S. government debt securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. The balance of the Fund's assets will be invested in investment grade debt securities issued by corporations and municipalities, and mortgage and other asset backed securities. Investment grade debt securities are rated at the time of purchase within the top four rating categories by a Nationally Recognized Statistical Rating Organization or of comparable quality as determined by the Adviser. The Fund's dollar-weighted average portfolio quality is expected to be "A" or better.

INVESTMENT STYLE

	Duration		
Quality	**Short**	**Interm**	**Long**
High	■		
Mid			
Low			

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Bryce A. Doty, CFA, 29 years
Mark H. Book, CFA, 33 years
Christopher M. Rasmussen, CFA, 19 years

FUND DETAILS

Ticker:	SQIFX
CUSIP:	82979K-50-6
Inception Date:	12/31/12
Expense Ratio:	0.90%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				30-Day SEC Yield[1]
		1 Year	3 Year	5 Year	Since Inception	
Quality Income	**0.53**	**3.13**	**1.72**	**1.14**	**0.99**	**1.70**
Bloomberg Barclays U.S. 1-3 Gov't/Credit Index	0.59	4.03	2.15	1.67	1.40	

3-month and since inception returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

PORTFOLIO SECTOR ALLOCATION (%)

U.S. Treasury/Federal Agency	46.2
Corporate Bonds	22.8
Asset-Backed (non-agency)	8.0
Mortgage Pass-Through (Agy.)	6.8
CMO (non-agency)	5.7
Taxable Municipal	5.2
Taxable Municipal (Agy-Backed)	2.0
Cash & Other Net Assets	3.3

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$88.0
Average Maturity:	8.0 Years
Effective Duration:	1.3 Years

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays U.S. 1-3 Year Government/Credit Index** is an unmanaged index of Treasury or government agency securities and investment grade corporate debt securities with maturities of one to three years. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rate rise 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment grade. There are multiple accepted methodologies utilized across the industry to calculate duration estimates. The duration reported herein are the Effective Duration estimates calculated by the Adviser, which are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund utilizing empirical historical pricing, estimated average life yield, estimated average life price, and estimated average life date as opposed to maturity, which the Adviser believes is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investments in debt securities typically decrease in value when interest rates rise. The risk is usually greater for long-term debt securities. Effective Durations reported herein are calculated by the Adviser and may differ from duration estimates reported in other materials that are based on different methods of calculating duration utilizing different assumptions. Mortgage- and asset-backed securities involve risk of loss due to prepayments and defaults.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Quality Income Fund is found on page 19.

Sit Tax-Free Income Fund

As of December 31, 2019

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Tax-Free Income	**0.43**	**7.08**	**5.10**	**3.96**	**5.19**	**5.20**
Bloomberg Barclays 5-Year Muni Index	1.03	5.45	3.41	2.44	2.94	4.91

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

YIELDS / DISTRIBUTION RATES (%)

		Tax-Equivalent 30-Day Yields	
30-Day SEC Yield	1.93	38.8% Tax Rate	3.15
		40.8% Tax Rate	3.26

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities. Tax-Equivalent Yields include the 3.8% net investment income tax for the top three brackets, and represent the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after tax basis at a specified tax rate.

PORTFOLIO SECTOR ALLOCATION (%)

Single Family Mortgage	23.4
Multi Family Mortgage	21.2
Other Revenue	10.8
Education/Student Loan	7.3
General Obligation	6.0
Insured	6.0
Hospital / Health Care	4.2
Investment Companies	4.0
Sectors Less Than 2.0%	6.6
Cash and Other Net Assets	10.5

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$324.5
Average Maturity:	18.1 Years
Duration to Estimated Avg. Life:	5.1 Years

INVESTMENT OBJECTIVE

High current income that is exempt from federal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from both federal regular income tax and federal alternative minimum tax. In selecting securities for the Fund, the Adviser seeks securities providing high tax-exempt income. The Adviser attempts to maintain an average effective duration for the portfolio of approximately 3 to 8 years.

INVESTMENT STYLE

Quality	Duration		
	Short	Interm	Long
High			
Mid		■	
Low			

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Paul J. Jungquist, CFA, 25 years
Todd S. Emerson, CFA, 25 years
Kevin P. O'Brien, CFA, 16 years

FUND DETAILS

Ticker:	SNTIX
CUSIP:	829799-10-5
Inception Date:	9/29/88
Expense Ratio:	0.80%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rate rise 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment grade. There are multiple accepted methodologies utilized across the industry to calculate duration estimates. The duration reported herein are the Effective Duration estimates calculated by the Adviser, which are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund utilizing empirical historical pricing, estimated average life yield, estimated average life price, and estimated average life date as opposed to maturity, which the Adviser believes is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investments in debt securities typically decrease in value when interest rates rise. The risk is usually greater for long-term debt securities. Effective Durations reported herein are calculated by the Adviser and may differ from duration estimates reported in other materials that are based on different methods of calculating duration utilizing different assumptions. Income from tax-exempt funds may be subject to state and local taxes. Capital gains distributions, if any, will be subject to tax.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Tax-Free Income Fund is found on the last page of this publication.

Sit Minnesota Tax-Free Income Fund

As of December 31, 2019

INVESTMENT OBJECTIVE

The Fund seeks high current income that is exempt from federal regular income tax and Minnesota regular personal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from federal regular income tax and Minnesota regular personal income tax. In selecting securities for the Fund, the Adviser seeks securities providing high current tax-exempt income. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's structure, credit quality, yield, maturity, and liquidity.

INVESTMENT STYLE

Duration

Quality	Short	Interm	Long
High			
Mid		■	
Low			

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
  Paul J. Jungquist, CFA, 25 years
  Todd S. Emerson, CFA, 25 years
  Kevin P. O'Brien, CFA, 16 years

FUND DETAILS

Ticker:	SMTFX
CUSIP:	82979K-10-0
Inception Date:	12/1/93
Expense Ratio:	0.80%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Minnesota Tax-Free Income	**0.32**	**6.70**	**4.49**	**3.42**	**4.43**	**4.68**
Bloomberg Barclays 5-Year Muni Bond Index	1.03	5.45	3.41	2.44	2.94	4.22

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

YIELDS / DISTRIBUTION RATES (%)

		Tax-Equivalent 30-Day Yields	
30-Day SEC Yield	2.00	44.83% Tax Rate	3.89
		46.63% Tax Rate	4.05

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities. Tax-Equivalent Yields represent the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after tax basis at a specified tax rate. The effective combined federal and Minnesota rates include the federal 3.8% net investment income tax for the top two tax brackets and a Minnesota tax rate of 9.85%.

PORTFOLIO SECTOR ALLOCATION (%)

Multi Family Mortgage	19.2
Single Family Mortgage	17.9
Hospital / Health Care	14.7
Education/Student Loan	13.7
General Obligation	9.0
Municipal Lease	4.8
Other Revenue	4.1
Escrow to Maturity/Pre-Refund	3.1
Sectors Less Than 3.0%	7.2
Cash and Other Net Assets	6.3

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$690.3
Average Maturity:	16.1 Years
Duration to Estimated Avg. Life:	4.4 Years

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rate rise 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment grade. There are multiple accepted methodologies utilized across the industry to calculate duration estimates. The duration reported herein are the Effective Duration estimates calculated by the Adviser, which are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund utilizing empirical historical pricing, estimated average life yield, estimated average life price, and estimated average life date as opposed to maturity, which the Adviser believes is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investments in debt securities typically decrease in value when interest rates rise. The risk is usually greater for long-term debt securities. Effective Durations reported herein are calculated by the Adviser and may differ from duration estimates reported in other materials that are based on different methods of calculating duration utilizing different assumptions. Income from tax-exempt funds may be subject to state and local taxes, and a portion of income may be subject to federal income tax including the alternative minimum tax (AMT). Income from tax-exempt funds may be subject to state and local taxes. Capital gains distributions, if any, will be subject to tax.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Minnesota Tax-Free Income Fund is found on page 19.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved. The market value of securities held by the Fund may fall or fail to rise. More information on these risks considerations, as well as information on other risks to which the Fund is subject are included in each Fund's prospectus. Prospectuses may be obtained on the Sit Mutual Funds website at www.sitfunds.com or by calling 800-332-5580 to request a prospectus.

Principal investment risks of each Sit Mutual Fund:

Sit Balanced Fund: The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Developing Markets Growth Fund: Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. Risks are enhanced for emerging market issuers. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Dividend Growth Fund: Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit ESG Growth Fund: Stocks of companies with ESG practices may not experience the same capital appreciation as companies without ESG practices. Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Global Dividend Growth Fund: Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit International Growth Fund: Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Large Cap Growth Fund: The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Mid Cap Growth Fund: Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Minnesota Tax-Free Income Fund: Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. Tax, legislative, regulatory, demographic or political changes in Minnesota, as well as changes impacting Minnesota's financial, economic or other conditions may adversely impact the Fund. The Fund may be more adversely affected than other funds by future changes in federal or state income tax laws.

A relatively small number of Minnesota tax-exempt issuers may necessitate the fund investing a larger portion of its assets in a limited number of issuers than a more diversified fund, and the Fund may be more susceptible to any single economic, political or regulatory occurrence than a more diversified fund.

The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling rates may lower the income earned by the Fund and result in the Fund investing in lower yielding securities, lowering the fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

Sit Quality Income Fund: Fixed-income securities present issuer default risk. Securities held by the Fund may not be backed by the full faith and credit of the United States. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Declining interest rates may compel borrowers to prepay mortgages and debt obligations underlying the mortgage-backed securities owned by the Fund. The proceeds received by the Fund from prepayments may be reinvested at interest rates lower than the original investment, thus resulting in a reduction of income to the Fund. Rising interest rates could reduce prepayments and extend the life of securities with lower interest rates, which may increase the sensitivity of the Fund's value to rising interest rates. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

Sit Small Cap Dividend Growth: Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

(Principal investment risks of each Sit Mutual Fund are continued on next page.)

Sit Investment Associates
Sit Mutual Funds
80 S. Eighth Street, 3300 IDS Center
Minneapolis, MN 55402

In this issue,

Sit Mutual Funds Year in Review • Investment Outlook and Strategy Summary • The SECURE Act: Comprehensive changes in IRA rules • SMART Resolutions • Sit 2020 Investment Seminars • Sit Mutual Funds Fourth Quarter 2019 Performance

Principal investment risks of each Sit Mutual Fund (continued)

Sit Small Cap Growth Fund: Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Tax-Free Income Fund: Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. The Fund's municipal securities may be particularly affected by the political, demographic, legislative and economic conditions and developments in the issuing states and their political subdivisions, and the Fund may be more adversely affected than other funds by future changes in federal or state income tax laws. The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors.Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling rates may lower the income earned by the Fund and result in the Fund investing in lower yielding securities, lowering the fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes.There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

Sit U.S. Government Securities Fund: Fixed-income securities present issuer default risk. Securities held by the Fund may not be backed by the full faith and credit of the United States. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Declining interest rates may compel borrowers to prepay mortgages and debt obligations underlying the mortgage-backed securities owned by the Fund. The proceeds received by the Fund from prepayments may be reinvested at interest rates lower than the original investment, thus resulting in a reduction of income to the Fund. Rising interest rates could reduce prepayments and extend the life of securities with lower interest rates, which may increase the sensitivity of the Fund's value to rising interest rates. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable

The Sit Mutual Funds Newsletter is published quarterly by Sit Investment Associates, 3300 IDS Center, 80 S. 8th Street, Minneapolis, MN 55402-2211. Opinions and statements of financial market trends that are based on current market conditions constitute our judgment and are subject to change without notice. We believe the information provided here is reliable but should not be assumed to be accurate or complete. The views and strategies described may not be suitable for all investors, and readers should not rely on this publication as their sole source of investment information.